                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          SCHEDULE TO/A (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 5

                            LINDAL CEDAR HOMES, INC.
                       (Name of Subject Company (Issuer))

                                ROBERT W. LINDAL
                                SIR WALTER LINDAL
                                MARTIN J. LINDAL
                               DOUGLAS F. LINDAL.
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    535130108
                      (CUSIP Number of Class of Securities)

                                  DENNIS GREGG
                             CHIEF FINANCIAL OFFICER
                4300 SOUTH 104TH PLACE SEATTLE, WASHINGTON 98178
                                 (206) 725-0900
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notice and Communications on Behalf of Filing Persons)


                                    COPY TO:
                                MICHAEL STANSBURY
                                PERKINS COIE LLP
                          1201 THIRD AVENUE, 48TH FLOOR
                                SEATTLE, WA 98101
                                 (206) 583-8888

                                JANUARY 29, 2001

                            CALCULATION OF FILING FEE


              TRANSACTION VALUATION*                AMOUNT OF FILING FEE
              $11,915,081                           $2,384


        * For purposes of calculating the amount of filing fee only. The amount assumes the purchase of 2,142,031 shares of common stock, par value $0.01 per share (the "Shares"), of Lindal Cedar Homes, Inc. (the "Company"), at a price per share of $4.55. Such number of shares represents all the Shares outstanding as of October 1, 2000 (other than 1,994,591 shares beneficially held by Robert
W. Lindal, Sir Walter Lindal, Martin J. Lindal and Douglas F. Lindal) plus 476,668 issuable upon the exercise of all options to purchase Shares.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


              Amount Previously Paid:  $2,384       Form or Registration No.:  SC
                                                    TO-I/A

              Filing Party:  Lindal Cedar Homes,    Date Filed:  December 20, 2000
              Inc.


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ] third-party tender offer subject to Rule 14d-1.

        [X] issuer tender-offer subject to Rule 13e-4.

        [X] going private transaction subject to Rule 13e-3.

        [ ] amendment to Schedule 13D under Rule 13d-2.


        Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

        This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO filed December 20, 2000 (the "Schedule TO") relating to the offer by Lindal Cedar Homes, Inc., a Delaware Corporation, (the "Company"), Robert W. Lindal, Sir Walter Lindal, Martin J. Lindal and Douglas J. Lindal to purchase any and all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company at a purchase price of $4.55 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 20, 2000, as amended (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 13 of this Schedule TO, except as noted below.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

On January 29, 2001, the Company issued the press release, a copy of which is attached hereto as Exhibit (a)(14) and incorporated herein by reference.

ITEM 10. FINANCIAL INFORMATION.

The information set forth under "The Tender Offer -- Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference. In addition, the Company's audited financial statements as of December 31, 1998 and December 31, 1999, are included in the Company's Annual Report on Form 10-K for the year ended December 31, 1999, which is incorporated herein by reference. Also, the Company's unaudited financial statements for the nine month periods ended October 3, 1999 and October 1, 2000, are included in the Company's Quarterly Report on Form 10-Q for the period ended October 1, 2000, which is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

On January 29, 2001, the Company issued a press release, a copy of which is attached hereto as Exhibit (a)(14) and incorporated herein by reference.

ITEM 12. EXHIBITS.


(a)(1)*        Offer to Purchase.

(a)(2)*        Letter of Transmittal.

(a)(3)*        Notice of Guaranteed Delivery.

(a)(4)*        Letter to Brokers, Dealers, Banks, Trust Companies and Other
               Nominees.

(a)(5)*        Letter to Clients for Use by Brokers, Dealers, Banks, Trust
               Companies and Other Nominees.

(a)(6)*        Letter to Shareholders from the Company.

(a)(7)*        Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.

(a)(8)*        Text of Press Release dated December 14, 2000 issued by the
               Company (incorporated by reference to the Company's Tender Offer
               Statement on Schedule TO-C filed on December 14, 2000).

(a)(9)* Memo on tender offer to independent dealers of the Company's homes (incorporated by reference to the Company's Memo on tender offer to independent dealers of the Company's homes on Schedule
               TO-C filed on December 15, 2000).

(a)(10)* Memo on tender offer to employees of the Company (incorporated by reference to the Company's Memo on tender offer to employees of the Company on Schedule TO-C filed on December 15, 2000).

(a)(11)* Letter to holders of employee stock options regarding option cash out (incorporated by reference to the Letter to holders of employee stock options regarding option cash out on Schedule TO/A filed on January 5, 2001).

(a)(12)* Memo to holders of employee stock options describing option cash out (incorporated by reference to the Memo to holders of employee stock options describing option cash out on Schedule TO/A filed on January 5, 2001).

(a)(13)* Text of Press Release dated January 18, 2001 (incorporated by reference to the Schedule TO-I/A filed on January 18, 2001).

(a)(14)        Text of Press Release dated January 29, 2001.

(b)(1)*        Business Loan Agreement dated December 12, 2000 between Lindal
               Cedar Homes, Inc. and KeyBank National Association.

(b)(2)*        Promissory Note dated December 12, 2000 between Lindal Cedar
               Homes, Inc. and KeyBank National Association.

(b)(3)*        Commercial Security Agreement dated December 12, 2000 between
               Lindal Cedar Homes, Inc. and KeyBank National Association.

(b)(4)*        Promissory Note dated December 11, 2000 between Lindal Cedar
               Homes, Inc. and KeyBank National Association.

(b)(5)*        Deed of Trust dated December 11, 2000 among Lindal Cedar Homes,
               Inc., KeyBank National Association and First American Title
               Company of Skagit County.

(b)(6)*        Deed of Trust dated December 11, 2000 among Lindal Cedar Homes,
               Inc., KeyBank National Association and First American Title
               Company of Skagit County.

(b)(7)*        Irrevocable Letter of Credit dated December 12, 2000 by KeyBank
               National Association in favor of U.S. Bank Trust National
               Association.

(b)(8)*        Indemnity Agreement dated December 1, 2000 by Lindal Cedar Homes,
               Inc. to and for the benefit of KeyBank National Association.

(b)(9)*        Deed of Trust, Assignment of Rents and Leases and Security
               Agreement dated December 1, 2000 among Lindal Cedar Homes, Inc.,
               KeyBank National Association and First American Title Insurance
               Company.

(b)(10)*       Deed of Trust, Assignment of Rents and Leases and Security
               Agreement dated December 1, 2000 among Lindal Cedar Homes, Inc.,
               KeyBank National Association and First American Title Insurance
               Company of Skagit County.

(b)(11)*       Reimbursement Agreement dated December 1, 2000 between Lindal
               Cedar Homes, Inc. and KeyBank National Association.

(c)(1)*        Opinion of First Security Van Kasper On Fairness dated December
               13, 2000 (incorporated by reference to the Schedule TO/A filed on January 16, 2001).

(c)(2)*        Presentation by First Security Van Kasper to the Board of
               Directors On Fairness dated December 13, 2000 (incorporated by reference to the Schedule TO/A filed on January 16, 2001).

(d)*           Voting Agreement dated September 15, 2000 between Lindal Family
               Members and Lindal, Inc.

(f)*           Section 262 of the Delaware General Corporation Law (Included as
               Schedule II to the Offer to Purchase filed herewith as Exhibit
               (a)(1)).

(g)            None.

(h)            None.


* Previously filed by the Company on Schedule TO-I/A, dated December 20, 2000 (unless otherwise indicated).

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 29, 2001

                                LINDAL CEDAR HOMES, INC.



                                by           /s/ Robert W. Lindal
                                   --------------------------------------
                                Name:            Robert W. Lindal
                                Title:    Chief Executive Officer



                                by           /s/ Robert W. Lindal
                                   --------------------------------------
                                Name:            Robert W. Lindal



                                by          /s/ Sir Walter Lindal
                                   --------------------------------------
                                Name:           Sir Walter Lindal



                                by           /s/ Martin J. Lindal
                                   --------------------------------------
                                Name:            Martin J. Lindal



                                by          /s/ Douglas F. Lindal
                                   --------------------------------------
                                Name:           Douglas F. Lindal

                                  EXHIBIT INDEX


EXHIBIT
NUMBER         EXHIBIT NAME
------         ------------
ITEM 12. EXHIBITS.

(a)(1)*        Offer to Purchase.

(a)(2)*        Letter of Transmittal.

(a)(3)*        Notice of Guaranteed Delivery.

(a)(4)*        Letter to Brokers, Dealers, Banks, Trust Companies and Other
               Nominees.

(a)(5)*        Letter to Clients for Use by Brokers, Dealers, Banks, Trust
               Companies and Other Nominees.

(a)(6)*        Letter to Shareholders from the Company.

(a)(7)*        Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.

(a)(8)*        Text of Press Release dated December 14, 2000 issued by the
               Company (incorporated by reference to the Company's Tender Offer
               Statement on Schedule TO-C filed on December 14, 2000).

(a)(9)* Memo on tender offer to independent dealers of the Company's homes (incorporated by reference to the Company's Memo on tender offer to independent dealers of the Company's homes on Schedule
               TO-C filed on December 15, 2000).

(a)(10)* Memo on tender offer to employees of the Company (incorporated by reference to the Company's Memo on tender offer to employees of the Company on Schedule TO-C filed on December 15, 2000).

(a)(11)* Letter to holders of employee stock options regarding option cash out (incorporated by reference to the Letter to holders of employee stock options regarding option cash out on Schedule TO/A filed on January 5, 2001).

(a)(12)* Memo to holders of employee stock options describing option cash out (incorporated by reference to the Memo to holders of employee stock options describing option cash out on Schedule TO/A filed on January 5, 2001).

(a)(13)* Text of Press Release dated January 18, 2001 (incorporated by reference to the Schedule TO-I/A filed on January 18, 2001).

(a)(14)        Text of Press Release dated January 29, 2001.

(b)(1)*        Business Loan Agreement dated December 12, 2000 between Lindal
               Cedar Homes, Inc. and KeyBank National Association.

(b)(2)*        Promissory Note dated December 12, 2000 between Lindal Cedar
               Homes, Inc. and KeyBank National Association.

(b)(3)*        Commercial Security Agreement dated December 12, 2000 between
               Lindal Cedar Homes, Inc. and KeyBank National Association.

(b)(4)*        Promissory Note dated December 11, 2000 between Lindal Cedar
               Homes, Inc. and KeyBank National Association.

(b)(5)*        Deed of Trust dated December 11, 2000 among Lindal Cedar Homes,
               Inc., KeyBank National Association and First American Title
               Company of Skagit County.

(b)(6)*        Deed of Trust dated December 11, 2000 among Lindal Cedar Homes,
               Inc., KeyBank National Association and First American Title
               Company of Skagit County.

(b)(7)*        Irrevocable Letter of Credit dated December 12, 2000 by KeyBank
               National Association in favor of U.S. Bank Trust National
               Association.

(b)(8)*        Indemnity Agreement dated December 1, 2000 by Lindal Cedar Homes,
               Inc. to and for the benefit of KeyBank National Association.

(b)(9)*        Deed of Trust, Assignment of Rents and Leases and Security
               Agreement dated December 1, 2000 among Lindal Cedar Homes, Inc.,
               KeyBank National Association and First American Title Insurance
               Company.

(b)(10)*       Deed of Trust, Assignment of Rents and Leases and Security
               Agreement dated December 1, 2000 among Lindal Cedar Homes, Inc.,
               KeyBank National Association and First American Title Insurance
               Company of Skagit County.

(b)(11)*       Reimbursement Agreement dated December 1, 2000 between Lindal
               Cedar Homes, Inc. and KeyBank National Association.

(c)(1)*        Opinion of First Security Van Kasper On Fairness dated December
               13, 2000 (incorporated by reference to the Schedule TO/A filed on January 16, 2001).

(c)(2)*        Presentation by First Security Van Kasper to the Board of
               Directors On Fairness dated December 13, 2000 (incorporated by reference to the Schedule TO/A filed on January 16, 2001).

(d)*           Voting Agreement dated September 15, 2000 between Lindal Family
               Members and Lindal, Inc.

(f)*           Section 262 of the Delaware General Corporation Law (Included as
               Schedule II to the Offer to Purchase filed herewith as Exhibit
               (a)(1)).

(g)            None.

(h)            None.


* Previously filed by the Company on Schedule TO-I/A, dated December 20, 2000 (unless otherwise indicated).